NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

September 20, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Maxpro Capital Acquisition Corp.
Amendment No.1 to Form S-1
Response dated August 19, 2021
File No. 333-258091

Ladies and Gentlemen:

On behalf of Maxpro Capital Acquisition Corp., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 17, 2021 with respect to the Company’s previous response dated August 19, 2021. This letter is being submitted together with Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which has been revised to address the Staff’s comments to the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Correspondence filed August 19, 2021

Capitalization, page 83

1.            We have considered your response to comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your Second Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable Class A shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

Each redeemable Class A share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

September 20, 2021

•	The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

•	The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's Second Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

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       Maxpro Capital Acquisition Corp.

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